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December 27, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	April Sifford
Gary Newberry
Shannon Buskirk

Re:	Atlas South Sea Pearl Limited Form 20-F for Fiscal Year Ended December 31, 2005 File No. 0-28186

Dear Ms. Sifford:

In response to your December 27, 2006 telephone message, we respectfully inform the staff of the Securities and Exchange Commission (the “Staff”), on behalf of Atlas South Sea Pearl Limited, an Australian corporation (“Atlas”), that Atlas intends to respond to the Staff’s comment letter dated December 14, 2006 by no later than January 31, 2007.

If there are any questions, please call Kathleen Deutsch at 561-366-5320. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/Kathleen L. Deutsch, P.A.

Kathleen L. Deutsch, P.A.

cc: Simon Adams

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